

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

Via E-mail
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
2520 Manatee Avenue West, Suite 200
Bradenton, Florida 34205

      Re: Silver Falcon Mining, Inc.
             Amended Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed November 12, 2013
             File No. 000-53765

Dear Mr. Quilliam:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity, page 39

1.   We note your response to comment 4 in our letter dated August 28, 2013 provides a representation that you will amend your disclosure to provide the current status of negotiations or other communications regarding extensions, waivers or similar actions regarding your notes payable which are in default. Although you state you do not have any formal agreement to waive your default, we are unable to locate any disclosure in your amended Form 10-K which is responsive to this comment. Please revise your 10-K accordingly or tell us where such disclosure is located.

Pierre Quilliam
Silver Falcon Mining, Inc.
December 2, 2013
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director